Mail Stop 4561

April 20, 2006

By U.S. Mail and facsimile to (845) 451-7878

Anthony P. Costa
Chairman and Chief Executive Officer
ES Bancshares, Inc.
68 North Plank Road
Newburgh, NY 12550

>   **Re: ES Bancshares, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed April 18, 2006**
>   **File No. 333-133029**

Dear Mr. Costa:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits 4.2 and 4.3

1.   Both Exhibit 4.2 and 4.3 appear to be issued by Empire State Bank rather than the registrant. Please include warrant agreements for the warrants being exchanged and issued by the registrant, rather than the former warrant agreements.

Anthony P. Costa
ES Bancshares, Inc.
April 20, 2006
Page 2

2.   Exhibit 4.2 appears to be a form of Common Stock Purchase Warrant, rather than the Warrant Agreement. Please file the Warrant Agreement, or confirm to us that there is none.

Exhibit 5

3.   We note that your have limited your opinion to federal law and the corporate law of the state of Maryland; however the current warrant agreement you have provided is governed by the state of Delaware. Please revise so that the opinion actually covers the agreements that are its subject. You may be able to solve this problem by filing the correct warrant agreements.

4.   Please revise the last sentence of the second paragraph of your opinion. You can make the assumptions you are making only about parties that are not your client; otherwise you are assuming the opinion.

Tax Opinion, Exhibit 8

5.   The tax opinion in a registration statement is not confidential advice within the meaning of Section 7525 of the Code. Consequently, the paragraph you devote to this section is inappropriate and should be deleted.

6.   You can limit reliance on opinions with regard to purpose, but not person. Please revise.

7.   Please include a consent to both the reproduction of your opinion as an exhibit and to the prospectus discussion.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Anthony P. Costa
ES Bancshares, Inc.
April 20, 2006
Page 3

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: Kip A. Weissman
      Luse Gorman Pomerenk & Schick
      5335 Wisconsin Avenue, NW, Suite 400
      Washington, DC 20015